SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Resolution 44/2021 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários), and in continuity to the Material Facts disclosed on July 31, 2023, September 18, 2023 and April 18, 2024, hereby informs its shareholders and the market in general that, in a meeting held on June 03, 2024, the State Privatization Board (CDPED - Conselho Diretor do Programa Estadual de Desestatização) together with the Management Council of the State Program for Public-Private Partnerships (CGPPP - Conselho Gestor do Programa Estadual de Parcerias Público-Privadas), in continuity to the deliberation of April 17, 2024, has deliberated to approve the final model for the partial sale of shares held directly and indirectly by the State of São Paulo, with authorization to proceed with the sale through a public offering of distribution of shares issued by Sabesp (“Public Offering”), according to article 5, I, items “b” and “i” of State Law nº 9,361/1996 and article 21, I, of State Decree nº 67,759/2023, including, among others:

(a)	Authorization to sale the common shares issued by Sabesp and owned directly and indirectly by the State of São Paulo, in order to maintain at least 18 % of Sabesp's share capital, and may be higher depending on market conditions, by means of the Public Offering to be carried out and registered with CVM, in accordance with the rules and procedures of CVM Resolution nº 160/2022;
(b)	The Public Offering shall aim to select one professional investor to act as Sabesp's reference investor after the privatization, through the priority allocation of common shares, representing 15% of the Company's share capital to the reference investor selected in the Public Offering;
(c)	Common shares of the Public Offering representing 10% of Sabesp’s share capital shall be allocated on a priority basis to employees, as set forth on article 42 of State Law nº 9,361/1996;

(d)	Terms and conditions of the Investment Agreement, Lock-up and other agreements to be entered into by the State of São Paulo and the reference investor selected in the Public Offering.

CDPED also ratified the percentage of 10% of Sabesp's share capital as the minimum necessary for the State of São Paulo to maintain the special class preferred share (golden share), as provided for in the new Company's Bylaws, approved on May 27, 2024 by the Shareholders’ General Extraordinary Meeting under suspensive condition of the liquidation of the Public Offering.

In addition, the Company clarifies that, as decided by its management, there will be no primary offering through issuance of new shares by Sabesp in the Public Offering.

The full meeting minutes are available at the following link:

•	Minutes of Deliberation (portuguese only)

The Company will keep the market informed regarding developments in the matter covered by this Material Fact.

São Paulo, June 04, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 4, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.